SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☑     Form 40-F    ☐

(Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes    ☐  No    ☑

(Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes    ☐  No    ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes    ☐  No    ☑

(If “Yes” is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82-        )

SIGNATURE
EX-99.1 ANNOUNCEMENT DATED SEPTEMBER 27, 2004

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

99.1:	Announcement dated September 27, 2004, and published in the newspapers in Hong Kong on September 28, 2004, regarding an appointment of an independent non-executive director and a change in the membership of the audit committee.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: September 28, 2004

EXHIBIT INDEX

Exhibit	Description
99.1:	Announcement dated September 27, 2004, and published in the newspapers in Hong Kong on September 28, 2004, regarding an appointment of an independent non-executive director and a change in the membership of the audit committee.